Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), May 30, 2025, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

Vestal Point Capital

On May 27, 2025, Nyxoah received a transparency notification from Vestal Point Capital following an acquisition or disposal of voting securities or voting rights. Based on the notification, Vestal Point Capital holds 1,809,843 voting rights, representing 4.84% of the total number of voting rights on May 21, 2025 (37,427,265).

The notification dated May 27, 2025 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	Vestal Point Capital, LLC (with address at 632 Broadway, Suite 602, New York, NY 10012, USA)
-	Vestal Point Capital, LP (with address at 632 Broadway, Suite 602, New York, NY 10012, USA)
-	Ryan Wilder (with address at 632 Broadway, Suite 602, New York, NY 10012, USA)
•	Date on which the threshold was crossed: May 21, 2025
•	Threshold that is crossed: 5%
•	Denominator: 37,427,265
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Ryan Wilder	0	0	0	0.00%	0.00%
Vestal Point Capital, LLC	0	0	0	0.00%	0.00%
Vestal Point Capital, LP	3,000,688	1,809,843	0	4.84%	0.00%
Subtotal	3,000,688	1,809,843		4.84%
	TOTAL	1,809,843	0	4.84%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: Vestal Point Capital, LP (investment manager) is controlled by Vestal Point Capital, LLC (general partner). Vestal Point Capital, LLC is controlled by Mr. Ryan Wilder (managing member).
•	Additional information: Vestal Point Capital, LP is the investment management company that can exercise the voting rights at its discretion, in the absence of specific instruction.

*

* *

Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

2